


Legal, Tax & Regulatory Europe





PRESS RELEASE



Contact:

Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+31 20 6070 459
press@wolterskluwer.com

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+31 20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Legal, Tax & Regulatory Europe Completes Addison Software Acquisition

Amsterdam (October 3, 2008) - Wolters Kluwer Legal, Tax & Regulatory Europe today announced it has completed the acquisition of Addison Software and Service GmbH. Addison Software is a leading provider of software solutions for the German tax market and will become part of Wolters Kluwer Germany. This acquisition is a perfect complement to Wolters Kluwer Germany's full suite of offerings for advisors in tax, accounting, and human resources.

As leading provider of software solutions for tax advisors, CPAs, and medium-sized companies and given its broad market experience in Germany, Addison will enhance Wolters Kluwer Germany's strong portfolio of innovative solutions, and will also enhance opportunities for growth of Wolters Kluwer Legal, Tax & Regulatory Europe as leading information solutions provider.

Dr. Ulrich Hermann, CEO of Wolters Kluwer Germany, said, "This acquisition is great news for all customers of Wolters Kluwer Germany and Addison, as tax professionals will be able to benefit from an integrated offering and valuable new functionalities. It also represents an important opportunity for Wolters Kluwer Germany to grow our position as a provider of integrated products and solutions for professionals by offering a more complete range of services."

The intention to acquire Addison was announced on September 16, 2008. Terms of the acquisition are not disclosed.

About Wolters Germany

Wolters Kluwer Germany GmbH has existed in Germany for over 20 years. Today, the publishing houses Carl Heymanns, Luchterhand, Werner, Carl Link, CW Haarfeld, and the Deutsche Wirtschaftsdienst, the seminar provider, Dr. Grannemann & von Fürstenberg Verlagsgesellschaft GmbH and the Akademische Arbeitsgemeinschaft, as well as the software solution provider AnNoText belong to Wolters Kluwer Germany, an information solution provider, headquartered in Cologne. Approximately 650 employees are employed in the seven offices located across Germany. Additional information can be found at www.wolterskluwer.de.

About Wolters Kluwer Legal, Tax & Regulatory Europe

Wolters Kluwer Legal, Tax & Regulatory Europe focuses on the growth potential of six customer segments: legal; fiscal/financial; human resources; public & government administration; health, safety & environment (HSE); and transport. With a well-established presence in over 18 countries, Wolters Kluwer Legal, Tax & Regulatory Europe offers a broad range of information, software, and services to law firms, accounting firms, corporations, and governments, and has annual revenues (2007) of €1,249 million and employs approximately 7,200 people.

Wolters Kluwer Legal, Tax & Regulatory Europe is a division of Wolters Kluwer, a leading global information services and publishing company with annual revenues (2007) of €3.4 billion and approximately 19,500 employees worldwide in over 33 countries. Visit www.wolterskluwer.com.

Forward-looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to



differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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